Exhibit 4.94

R. Gordon Bloomquist
6206 Tiger Tail Dr. SW
Olympia, WA 98512
U. S. A.
21 May 2007

Brian Fairbank CEO

Nevada Geothermal |Power Co.

900-409 Granville St.

Vancouver BC

V6C 1T2

Re: Grump Geyser Proposal

Dear Brian,

Please accept this revised proposal for the work related to the Crump Geyser project as discussed with you and Kim last week

I propose to spend approximately one week traveling in Oregon attending meetings with BPA, DOGAMI, ODOE, the Oregon Energy Facility Siting Council, the BLM office in Lakeview, local utilities and Ed Stabb. Time allowing I would also meet with Eugene Water and Electric and Portland General Electric and the BLM Portland office.

Upon completion of the trip I will write up notes from each of the meetings and make recommendations for the next steps to be undertaken.  This will include:

1.

Determining the potential market for power including a list of utility contacts

2.

Description of renewable power programs/policy (state and utility)

3.

Discussion on how to get power to market including transmission options line sizes, potential obstacles, etc.

4.

State incentive programs including proposed RPS

5.

Well permitting and facility siting process

Budget for setting up meetings, attending meetings and write up.

7.5 days at 125.00/hour-$1,000/day

$7,500

Travel expenses including rental car $200.day

$1,000

Total, Approximately

$8,500

R. Gordon Bloomquist

Brian Fairbank